Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
28 July 2008
Sterlite Industries (India) Limited
Unaudited Results for the First Quarter Ended 30 June 2008
Mumbai: Sterlite Industries (India) Limited (“Sterlite” or the “Company”) today announced its results for the first quarter ended 30 June 2008 (“Q1”).
Highlights
■	Refined zinc and lead production at 128,000 tonnes and 17,000 tonnes, an increase of 38% and 27% respectively

■	88,000 tpa zinc debottlenecking project successfully completed

■	Significant improvement in unit costs in Zinc and Copper-India businesses, despite rising energy costs

■	Dispatches start from the new aluminium smelter at Jharsuguda, ahead of schedule

■	Commercial Energy: Awarded the 1,980 MW Talwandi Sabo power project in a competitive bidding process

■	Net Sales and Attributable Profits at Rs 5,770 crore and Rs 1,151 crore respectively

■	Strong balance sheet with net cash position of Rs 12,244 crore
Unaudited Consolidated Financial Highlights

	( in Rs Crore, except as stated)
	Quarter Ended 30 June		Change	Year Ended 31 March
	2008	2007	%	2008
Net Sales/Income from operations	5,770.1	6,139.1	(6)	24,705.4
EBITDA	2,229	2,506.2	(11)	9,434.3
EBITDA Margin	38.6%	40.8%	—	38.2%
Depreciation	165.5	203.1	18.5	595.0
Interest	87.4	95.5	8.4	318.6
Profit before tax	1,976.1	2,207.6	(10.5)	8,467.9
Taxes	380.8	524.7	27.4	2,102.7
Profit after tax	1,595.4	1,682.9	(5.2)	6,365.2
Minority Interest	447	540	17.2	1,961.6
Attributable profits	1,151.1	1,142.9	0.7	4,399.4

Earnings Per Share (“EPS”) (Rupees per share)	16.3	19.9	—	65.2

Sterlite Industries (India) Limited	Page 2 of 4
Indian GAAP Financial Results for the First Quarter ended 30 June 2008

Copper Business
During Q1, the copper cathode production at the Tuticorin custom smelter was 68,000 tonnes compared with 81,000 tonnes in the corresponding prior quarter. The production was lower on account of the planned bi-annual plant maintenance shut down for 26 days in May - June 2008. The smelter is now working well and is back to the normal production levels. We now expect the campaign life of the smelter now to be about three years.
Mined metal production at our Australian mines was stable at 7,000 tonnes in Q1.
Operating costs in our Tuticorin smelter showed significant improvement despite high energy costs, primarily due to better copper recovery and higher by-product realisations.
EBITDA for Q1 was higher at Rs. 584 crore compared with Rs. 382 crore in the corresponding prior quarter, primarily on account of higher interest income; better operating efficiencies and by-product management which were offset by lower TcRcs and increase in fuel prices.
TcRcs remained under pressure in Q1 compared with the corresponding prior quarter.
During Q1, SIIL received the prestigious Golden Peacock Environment Award 2008 from the World Environment Foundation for its effective implementation of environment management systems on a sustainable basis. The Company also received the prestigious Confederation of Indian Industry award for Excellence in Human Resources.
Aluminium Business
Aluminium production in Q1 was 89,000 tonnes compared with 88,000 tonnes produced in the corresponding prior quarter.
EBITDA for Q1 was Rs. 458 crore compared with Rs. 418 crore in the corresponding prior quarter. The increase in EBITDA was primarily on account of higher volumes and better LME prices, partly offset by higher energy related costs.
The Lanjigarh alumina refinery produced 136,000 tonnes of calcined alumina from a single stream operation using bauxite purchased from third parties and BALCO’s bauxite. The refinery is performing well and is close to stabilisation.
The recently commissioned Jharsuguda smelter produced 800 tonnes of aluminium during the quarter. The first dispatch of aluminium has successfully commenced from Jharsuguda. The first power unit has been synchronized. We will continue to progressively commission the Phase 1 pot line together with the remaining power units.
Zinc Business
Mined zinc metal and lead metal production in Q1 was marginally up at 138,000 tonnes and 20,000 tonnes respectively, compared with the corresponding prior quarter. During Q1, HZL produced 128,000 tonnes of zinc and 17,000 tonnes of lead, an increase of 38% and 27% respectively compared with the corresponding prior quarter.

Sterlite Industries (India) Limited	Page 3 of 4
Indian GAAP Financial Results for the First Quarter ended 30 June 2008

Consequent to the increase in smelting capacities and output, availability of surplus concentrate for sale was limited.
EBITDA for Q1 was Rs. 1,187 crore compared with Rs. 1,706 crore in the corresponding prior quarter. The positive impact of higher volumes on sales and EBITDA in Q1 was offset by the adverse impact on account of a decline in zinc LME prices to $2,115 per tonne in Q1 from US $3,667 per tonne in the corresponding prior quarter.
During Q1, HZL was able to achieve significant reduction in the operating cost on the back of increased volumes, improved operational efficiencies and higher byproduct credits, partially impacted by the removal of 5% import duty on zinc during Q1.
During the quarter, HZL received the coveted annual process excellence award for the Best Manufacturing Process Improvement by International Quality and Productivity Centre — London. The Rampura Agucha mine received the Overall Excellence Award from the Federation of Indian Mineral Industries.
Consolidated Net Profit after Taxes and EPS
Consolidated Net Profit after Taxes, attributable to equity shareholders for Q1 was Rs 1,151 crore compared with Rs 1,143 crore in the corresponding prior quarter. EPS in Q1 was Rs 16 per equity share compared with Rs 20 per equity share in the corresponding prior quarter, due to the fresh issue of shares on account of Sterlite’s ADS offering during the corresponding prior quarter.
Expansion Projects
Vedanta Aluminium Limited
In the recent hearings in the Honourable Supreme Court of India regarding the bauxite mining clearance at Lanjigarh, all the arguments have been heard and we expect the Court to give its final judgment shortly.
Work on the second phase of the green-field 500,000 tpa aluminium smelter and associated captive power plant in Jharsuguda, Orissa, is progressing well. Overall the project is on schedule.
Commercial Energy
Work on the 2400 (4X600) MW coal based independent thermal power plant is progressing on schedule for commissioning from late 2009 as earlier announced. Basic engineering is complete and nearly 90% of the detailed engineering is complete. Civil foundations of the boiler units 1, 2 and 3 are complete and structural erection for the same is progressing well.
During Q1, Sterlite Energy Limited has emerged successful in an international bidding process and has been awarded the 1,980 MW thermal power plant at Talwandi Sabo, in the State of Punjab in India. The project is expected to be completed in 56 months.

Sterlite Industries (India) Limited	Page 4 of 4
Indian GAAP Financial Results for the First Quarter ended 30 June 2008

Zinc and Lead
Recently, HZL announced Phase III of it expansion program, comprising a 210 ktpa Zinc Smelter, 100 ktpa Lead Smelter and 160 MW of Captive Power Plants. The order for the Lead Plant and Captive Power Plant has been placed on a lumpsum turnkey basis and major orders for the Zinc Plant have been placed. Initial work has started for the smelters and associated mining and captive power plants.

For further information, please contact:
Sumanth Cidambi	sumanth.cidambi@vedanta.co.in
Associate Director — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja
Manager — Investor Relations	Sheetal.khanduja@vedanta.co.in
Sterlite Industries (India) Limited	Tel: +91 22 6646 1427
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminum, copper and zinc and lead. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminum Company Limited for its aluminum operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit
www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward—looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.